P.E. 2/1/02

02017293

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

STOLT-NIELSEN S.A.

(Translation of registrant's name into English)

c/o Stolt-Nielsen Limited
Aldwych House
71-91 Aldwych
London WC2B HN
ENGLAND

(Address of principal executive offices)

In accordance with General Instruction B, item (iii), attached herewith is Interim Report to Shareholders containing *inter alia*

(i) Unaudited Consolidated Statements of Income for the registrant's Fourth Quarter (ended November 30, 2001) of Fiscal Year 2001,

(ii) Audited Consolidated Statements of Income for the registrant's Fiscal Year 2001 (ended November 30, 2001), and

(iii) Audited Consolidated Balance Sheet for the registrant's Fiscal Year 2001 (ended November 30, 2001),

in the form of Press Release dated January 31, 2002, which Press Release was mailed on February 14, 2002. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the registrant) of record as of February 7, 2002.

Also attached herewith is letter dated February 1, 2002 of registrant's Chief Financial Officer advising that registrant will be discontinuing the mailing of quarterly earnings releases to shareholders.

This report shall be deemed to be incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-06960, 33-80125 and 33-96994) and Registration Statements on Form S-8 (File Nos. 333-11178 and 333-06958) and to be a part of such registration statements from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Stolt-Nielsen Limited

A subsidiary of
Stolt-Nielsen S.A.

Aldwych House
71-91 Aldwych
London WC2B 4HN
England

Tel: +44 20 7611 8960
Fax: +44 20 7611 8965
www.stolt-nielsen.com

NEWS RELEASE

Contact: Richard M. Lemanski
USA 1 203 625-3604
rlemanski@stolt.com

Valerie Lyon
UK 44 20 7611 8904
vlyon@stolt.com

STOLT-NIELSEN S.A. REPORTS FOURTH QUARTER AND YEAR END RESULTS

London, England – January 31, 2002 - Stolt-Nielsen S.A. (Nasdaq: SNSA; Oslo Stock Exchange: SNI) today reported results for the fourth quarter and the year ended November 30, 2001. Net loss for the latest quarter was $2.6 million, or $0.05 per Common share, on net operating revenue of $752.7 million, compared with a net loss of $5.9 million, or $0.11 per share, on net operating revenue of $635.5 million for the fourth quarter in 2000. Adjusted for non-recurring items, the net loss was $6.9 million or $0.13 per Common share for the quarter ended November 30, 2001 compared with a net loss of $13.1 million or $0.24 per Common share, for the same period of 2000. The weighted basic average number of shares outstanding for the fourth quarter of 2001 was 54.9 million compared to 54.8 million for the same period of 2000.

Net income for the year ended November 30, 2001 was $23.7 million, or $0.43 per Common share, on net operating revenue of $2,678.4 million, compared with a net loss of $12.4 million, or $0.23 per share, on net operating revenue of $2,284.2 million for the same period in 2000. Adjusted for non-recurring items, net income was $18.5 million or $0.34 per Common share for the year ended November 30, 2001 compared with net loss of $13.9 million or $0.25 per Common share, for the same period of 2000. The weighted basic average number of shares outstanding for fiscal 2001 was 54.9 million, compared with 54.7 million in fiscal 2000.

Commenting on the results, Niels G. Stolt-Nielsen, Chief Executive Officer of Stolt-Nielsen S.A. said, "In 2001, results significantly improved in the core Stolt-Nielsen Transportation Group (SNTG), improved marginally in Stolt Offshore (SOSA), and took a turn for the worse in Stolt Sea Farm (SSF).

Stolt-Nielsen Transportation Group (SNTG)

"For the full year, SNTG showed an improvement with income from operations rising to $137.8 million from $79.1 million in 2000. This was driven by improvement in the parcel tanker freight market as well as increased organic growth and utilization in the terminal division. SNTG's results in the fourth quarter were off from the third quarter primarily due to a slight downturn in the parcel tanker market.

"SNTG's parcel tanker division's income from operations improved to $96.6 million for the full year compared to $39.9 million for 2000 as volumes were up and the Stolt Tankers Joint Service Sailed-in Time Charter Index rose 16%. We did see a slight decline in volumes and results in the fourth quarter of 2001 reflecting the overall slowdown in the global economies. As we continue to renew contracts at rollover rates to slight increases and with volumes again increasing in recent weeks, we believe the decline in the fourth quarter to only be temporary. With the orderbook holding at about 8-9% of the existing fleet, we believe the outlook continues to be favorable, barring an extended worldwide recession.

"In early December 2001, we took delivery of the *M/T Stolt Perseverance*, the last ship of our 24 ship, $1.3 billion newbuilding program.

"Income from operations for SNTG's tank container division for the full year of 2001 was down slightly to $17.3 million from $19.9 million in 2000, but improved steadily throughout the year. While pricing remained competitive in most markets throughout the year, our off-hire and repositioning program, combined with an increase in shipments, improved utilization and results in the latter part of the year. Shipments in 2001 were up 2% from 2000 and are expected to grow 5% in 2002 while pricing is expected to remain tight.

"For the year, SNTG's terminal division reported improved results with income from operations rising to $23.9 million from $19.3 million in 2000. Utilization was high at all terminals throughout the year and our joint venture terminals in Asia Pacific made a strong contribution. With the sale of our Chicago and Perth Amboy terminals late in 2001 partially offset by the first full year of operation of our Braithwaite terminal as well as continued expansion and improvements at our other facilities, we anticipate 2002 revenue will be about $15 million lower than in 2001, but income from operations and EBITDA should be only slightly off from 2001's results.

"In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of our assets, divest non-core assets, and reduce our cost base. Aspects of this initiative include combined service agreements with other parcel tanker operators to reduce operating costs and improve utilization (the most recent of which is with Jo Tankers and was announced earlier this month); an overhead reduction effort (announced earlier in January) which will save SNTG approximately $10 million per year; the sale of non-strategic assets; and the construction of a new storage terminal in Braithwaite, LA (which officially opened in November 2001) and expansion of terminals in other key ports to increase the synergy between our ships and storage terminals.

Stolt Offshore (SOSA)

"Before minority interests, SOSA reported a loss for the year of $14.2 million which included a write-off of the Comex trade name of $7.9 million compared to a loss of $34.4 million in 2000. During the year the Girassol and Gulfstream projects suffered from project delays, cost overruns, and delays in settlement of variation orders which negatively impacted results. The delays also tied up some of SOSA's major construction assets reducing its capacity to participate in the spot market in the fourth quarter. While it was anticipated there would be a better return from the Girassol project, SOSA's technical achievements were quite impressive and provided SOSA valuable experience for deepwater projects in the future.

"The outlook for SOSA's market is quite positive. Forecasts of exploration and production expenditures indicate that our market will grow from $8 billion in 2001 to $11 billion in 2002 with the bulk of the growth in West Africa. The backlog now stands at $1.6 billion of which $937 million is for 2002. This compares with a backlog of $1.2 billion at this time last year of which $877 million was for 2001. The projects in SOSA's current backlog have better margins and less risk than those in 2001. The level of bids outstanding is now $3.1 billion compared to $3.6 billion at this time last year.

"As previously announced, SOSA will buy back the 6.1 million SOSA Common shares issued to Vinci as partial compensation for the ETPM acquisition for a total cash outlay of $113.6 million. SNSA is prepared to purchase up to $65 million of additional Common shares from SOSA to help finance SOSA's share repurchase.

Stolt Sea Farm (SSF)

"After three consecutive years of improved results, SSF reported a loss from operations of $1.0 million in 2001 down from income from operations of $31.1 million in 2000. Salmon prices in 2001 compared to 2000 were down on average some 40% in the U.S. and 30% in Europe. This was primarily a result of sharply higher production from Chile, where volumes in 2001 increased approximately 50% over 2000. Fourth quarter 2001 income from operations was further negatively impact by approximately $5 million of inventory write-downs in Norway, the UK, and North America, as well as a $3.6 million write-off in Maine due to a government mandated cull of fish. SSF continues to achieve good results from its turbot operations and the newly acquired bluefin tuna ranching business made an excellent start.

"While results suffered during the year, SSF did outperform most of the industry as a result of its multi species strategy and "deep-in-the market" sales organization. We are in the process of further focusing our North American sales and marketing organization in an effort to move even closer to the end consumer.

"We now see signs that production in Chile is stabilizing and some analysts are predicting substantially lower growth in global supply in 2002. We are cautiously optimistic that pricing will start improving in the second half of 2002.

Optimum Logistics (OLL) and SeaSupplier (SSL)

"Both OLL and SSL completed the major portion of their software development in 2001. OLL now has several revenue paying customers and SSL signed its first customer contract in late 2001. The slowdown in the economy considerably reduced technology related spending by many potential customers and negatively impacted sales efforts. Cash expenditure or the 'burn rate' for OLL was $16.2 million and for SSL was $5.6 million in 2001.

Outlook

"We firmly believe that the profit improvement measures we have taken in each of our businesses combined with anticipated better markets should result in improved 2002 earnings. For the year, we currently anticipate earnings per share in the range of $0.85 to $1.15 with a first quarter result of around break-even," Mr. Stolt-Nielsen concluded.

Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 53 percent of Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO), which is among the largest subsea services contractors in the world. Stolt Offshore specializes in providing engineering, flowline and pipeline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, Bluefin tuna, and tilapia.

	Conference Call Details	PostView Facility
Date & Time	January 31, 2002 10AM EST (3PM GMT)	Available directly after the conference until 5:00pm EST on Friday, February 1, 2002
Phone	1 212 896 6121	+1 800 633 8284 (in U.S.) +1 858 812 6440 (outside U.S.)
Reservation Number	20259927	
Live Webcast conference call is available via the company's Internet site www.stolt-nielsen.com commencing on Thursday, January 31st, 2002 at 10:00am EST (3:00pm GMT). A playback of the conference call commences on Thursday, January 31st, 2002 after 12:00 noon EST (5:00pm BST).		

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- tables follow -

STOLT-NIELSEN S. A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in US dollar thousands, except per share information)

	Three months ended		Twelve months ended	
STATEMENTS OF INCOME	Nov. 30, 2001 (Unaudited)	Nov. 30, 2000 (Unaudited)	Nov. 30, 2001 (Audited)	Nov. 30, 2000 (Audited)
Net operating revenue (a):				
Stolt-Nielsen Transportation Group:				
Stolt Parcel Tankers	$ 182,989	$ 179,592	$ 754,867	$ 691,775
Stolt Tank Containers	53,426	56,782	214,368	223,708
Stolthaven Terminals	19,896	15,536	78,447	59,298
	256,311	251,910	1,047,682	974,781
Stolt Offshore	417,284	299,524	1,255,938	983,420
Stolt Sea Farm	79,009	84,027	374,378	325,952
Optimum Logistics	114	-	418	-
Total net operating revenue	**752,718**	**635,461**	**2,678,416**	**2,284,153**
Gross profit:				
Stolt-Nielsen Transportation Group:				
Stolt Parcel Tankers	40,833	29,565	162,684	109,901
Stolt Tank Containers	11,352	11,150	40,785	44,122
Stolthaven Terminals	6,884	6,168	30,149	23,970
	59,069	46,883	233,618	177,993
Stolt Offshore	18,361	25,586	94,385	53,374
Stolt Sea Farm	(11,489)	10,104	23,415	52,527
Optimum Logistics	114	-	418	-
Total gross profit	**66,055**	**82,573**	**351,836**	**283,894**
Equity in net income (loss) of non-consolidated joint ventures	2,447	(9,060)	13,014	(3,127)
Administrative and general expenses	(52,868)	(47,084)	(209,499)	(189,445)
Write-off of Comex tradename	(7,932)	-	(7,932)	-
Total income from operations	**7,702**	**26,429**	**147,419**	**91,322**
Analysis of total income from operations				
Stolt-Nielsen Transportation Group:				
Stolt Parcel Tankers	21,787	8,657	96,600	39,886
Stolt Tank Containers	5,093	4,717	17,272	19,921
Stolthaven Terminals	4,852	4,782	23,912	19,258
	31,732	18,156	137,784	79,065
Stolt Offshore	(1,396)	8,159	34,065	(5,066)
Stolt Sea Farm	(16,946)	6,109	(1,023)	31,104
Optimum Logistics	(3,440)	(4,360)	(15,297)	(9,755)
SeaSupplier	(2,248)	(1,635)	(8,110)	(4,026)
Total	7,702	26,429	147,419	91,322
Non-operating income/(expense):				
Interest expense, net	(24,433)	(31,236)	(113,858)	(105,534)
Gain on disposal of assets, net	13,361	1,690	14,275	3,173
Foreign exchange loss, net	(3,032)	(1,046)	(2,056)	(2,039)
Other	498	(2,257)	1,219	(257)
Income (loss) before income tax provision and minority interest	**(5,904)**	**(6,420)**	**46,999**	**(13,335)**
Income tax provision	(2,820)	(3,255)	(27,561)	(15,374)
Income (loss) before minority interest	**(8,724)**	**(9,675)**	**19,438**	**(28,709)**
Minority interest	6,140	3,763	4,254	16,314
Net income (loss)	**$ (2,584)**	**$ (5,912)**	**$ 23,692**	**$ (12,395)**
NET INCOME (LOSS) BY SEGMENT				
Stolt Nielsen Transportation Group (b)	$ 27,760	$ (4,631)	$ 69,883	$ 870
Stolt Offshore	(9,938)	(2,303)	(14,203)	(34,443)
Stolt Sea Farm	(19,389)	4,979	(14,178)	17,616
Optimum Logistics	(3,338)	(4,385)	(14,891)	(9,859)
SeaSupplier	(2,278)	(1,678)	(8,328)	(4,069)
SNSA				
Minority Interest in Stolt Offshore	4,652	3,628	6,647	18,689
Other	(55)	(1,522)	(1,238)	(1,199)
Total	**$ (2,584)**	**$ (5,912)**	**$ 23,692**	**$ (12,395)**
PER SHARE DATA				
Net income (loss) per share:				
Basic	$ (0.05)	$ (0.11)	$ 0.43	$ (0.23)
Diluted	$ (0.05)	$ (0.11)	$ 0.43	$ (0.23)
Weighted average number of Common and Class B shares and equivalents outstanding:				
Basic	54,918	54,827	54,870	54,684
Diluted	54,918	54,827	55,303	54,684
SELECTED CASH FLOW DATA				
Capital expenditures and acquisition of subsidiaries	$ 39,625	$ 63,087	$ 291,223	$ 670,861
Depreciation and amortization (including the write-off of Comex tradename and excluding drydocking)	$ 66,714	$ 47,096	$ 219,359	$ 192,882

Notes:

(a) Certain prior period amounts for net operating revenues have been reclassified to conform to current presentation.

(b) Includes $7.3 million pertaining to the gain on sale of Perth Amboy and Chicago terminal assets in the fourth quarter of 2001.

STOLT-NIELSEN S. A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in US dollar thousands)

	November 30, 2001 (Audited)	November 30, 2000 (Audited)
ASSETS		
Cash and cash equivalents	$ 24,865	$ 28,770
Trade receivables, net	566,628	396,757
Other current assets	363,323	330,852
Total current assets	**954,816**	**756,379**
Fixed assets, net of accumulated depreciation	2,511,713	2,550,655
Other non-current assets	505,345	420,269
Total assets	**$ 3,971,874**	**$ 3,727,303**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Loans payable to banks	$ 284,083	$ 131,337
Current maturities of long-term debt and capitalized leases	133,016	67,506
Accounts payable and accrued liabilities	688,715	604,462
Total current liabilities	**1,105,814**	**803,305**
Long-term debt and capitalized leases	1,275,755	1,347,469
Other non-current liabilities (a)	489,683	480,697
Total current and non-current liabilities	**2,871,252**	**2,631,471**
Capital stock and Founder's shares	62,607	62,533
Paid-in surplus	384,199	383,353
Retained earnings	894,875	884,959
Accumulated other comprehensive loss	(107,035)	(100,989)
Treasury stock	(134,024)	(134,024)
Total shareholders' equity	**1,100,622**	**1,095,832**
Total liabilities and shareholders' equity	**$ 3,971,874**	**$ 3,727,303**
Total interest-bearing debt and capitalized leases net of cash and cash equivalents:	$ 1,667,989	$ 1,517,542

(a) Other non-current liabilities includes minority interest in Stolt Offshore of $309,882 and $313,704 at November 30, 2001 and 2000, respectively.

SEGMENT ASSETS:	2001	2000
Stolt Nielsen Transportation Group	$ 1,988,396	$ 2,031,288
Stolt Offshore	1,560,263	1,402,772
Stolt Sea Farm	414,220	284,036
Optimum Logistics	7,883	9,138
SeaSupplier	1,112	69
Total	**$ 3,971,874**	**$ 3,727,303**

STOLT-NIELSEN S. A. AND SUBSIDIARIES
UNAUDITED OPERATING YARDSTICKS

STOLT PARCEL TANKERS DIVISION:	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Joint Service sailed-in time-charter index - actual				
1999	0.91	0.93	0.94	0.93
2000	0.94	0.93	0.93	0.96
2001	1.02	1.07	1.14	1.13
Volume of cargo carried - millions of tonnes				
Joint Service fleet:				
1999	2.9	3.4	3.5	3.5
2000	3.7	3.5	4.1	3.8
2001	3.9	4.1	4.3	3.9
Regional fleets:				
1999	2.1	2.0	2.2	2.5
2000	2.0	2.6	2.7	2.9
2001	3.0	2.7	2.7	2.4
Operating days				
Joint Service fleet:				
1999	6,375	6,441	6,354	6,437
2000	6,516	6,485	6,734	6,642
2001	6,792	6,881	6,826	6,496
Regional fleets:				
1999	5,694	5,656	5,819	5,878
2000	6,037	6,134	6,252	6,293
2001	5,565	5,688	5,681	5,771
Average number of ships operated in the period				
Joint Service fleet:				
1999	69	70	70	71
2000	72	70	73	73
2001	76	75	74	71
Regional fleets:				
1999	62	61	64	65
2000	66	67	68	69
2001	62	62	62	63

Notes:
(a) Joint Service and Regional fleet statistics include those for time-chartered ships
(b) Regional fleet statistics include total joint venture activity and all cargo carried on behalf of the Joint Service
(c) Regional fleet statistics include the results of both the Northern Europe and US Gulf barging activities

STOLT TANK CONTAINERS DIVISION:	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Tank containers operated and leased at end of period				
1999	12,098	12,450	13,010	14,074
2000	14,752	15,017	15,089	15,923
2001	15,670	15,295	14,737	14,184
Tank container utilization - %				
1999	63.2%	66.8%	69.8%	70.3%
2000	68.2%	69.4%	69.7%	69.8%
2001	67.7%	67.4%	66.5%	70.4%

STOLTHAVEN TERMINALS DIVISION:	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Average marketable shell barrel capacity (millions of barrels)				
1999	4.90	4.92	4.96	4.96
2000	4.96	4.96	4.98	5.00
2001	5.11	5.13	5.14	5.54
Tank capacity utilization - %				
1999	92.8%	90.7%	87.3%	89.9%
2000	88.6%	92.9%	92.5%	90.9%
2001	94.5%	95.8%	94.7%	95.1%

Stolt-Nielsen Inc.

A subsidiary of
Stolt-Nielsen S.A.

8 Sound Shore Drive
P.O. Box 2300
Greenwich, CT 06836
U.S.A.

Tel: +1 203 625-9400
Fax: +1 203 661-7695
www.stolt-nielsen.com

February 01, 2002

DEAR SHAREHOLDER:

The Company currently expends considerable money for its the printing and mailing of quarterly earnings releases to its shareholders. As a cost savings measure, in line with common practice by many other companies, we will be discontinuing the mailing of our quarterly earnings releases to shareholders. This will be the last earnings release mailed to shareholders. We will continue to mail the annual report to all shareholders of record.

In the future, should you desire to receive a copy of our quarterly earnings releases, please visit our internet site, www.stolt-nielsen.com where you can view and print from the archive of our past earnings releases as well as subscribe to receive future releases via email.

Sincerely

JAN CHR. ENGELHARDTSEN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2002

STOLT-NIELSEN S.A.

By______________________________

Alan B. Winsor, Attorney-in-Fact